TransAlta announces strong second quarter results

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Q2 2011 comparable earnings per share(1) increased $0.14 or 93 per cent to $0.29

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Funds from operations(1) increased $24 million or 12 per cent to $226 million

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Growth initiatives remain on track

CALGARY, Alberta (July 28, 2011) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings(1) for the second quarter of 2011 of $65 million ($0.29 per share) versus $33 million ($0.15 per share) for the same period in 2010.

The improved comparable results for the second quarter were due to increased Generation gross margins as a result of higher wind and hydro volumes, fewer planned and unplanned outages at our Alberta coal facilities, and the optimization of Centralia Thermal. Energy Trading gross margins also increased compared to the second quarter of 2010.

“Our second quarter results reflect the ongoing strong performance of our base operations and improved wind and hydro resources. This performance underscores the strategic value of TransAlta’s diverse portfolio of generation assets,” said Steve Snyder, TransAlta President and CEO. “Our Energy Trading team also continues to perform very well and is on track to deliver at the high end of their gross margin target for the year.”

Funds from operations for the quarter were $226 million compared to $202 million a year ago. This increase was due primarily to higher cash earnings.

Net earnings attributable to common shareholders for the second quarter were $12 million ($0.05 per share) compared to $63 million ($0.29 per share) for the same period in 2010. The second quarter 2010 benefitted from a one-time $30 million ($0.14 per share) tax recovery. Net earnings were also lower this quarter by $42 million ($0.19 per share) largely due to having recorded gains in prior periods associated with de-designated hedging contracts that settled this quarter. These do not impact cash flow or comparable earnings. During the fourth quarter 2010 and first quarter 2011, TransAlta recorded $157 million ($0.71 per share) of gains on de-designated power hedges that were deemed to no longer qualify for hedge accounting. Under accounting rules, net earnings are expected to be lower when compared to prior periods as more of these contracts settle.

(1) Comparable earnings per share, funds from operations, and comparable earnings are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period help management and shareholders evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

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Also in the quarter, TransAlta began commercial operations of its 19 megawatt (MW), $52 million Bone Creek hydro facility on June 1, 2011. On May 30, 2011, TransAlta, in conjunction with its partner Capital Power Corporation, completed synchronizing the 450 MW (225 MW net to TransAlta) Keephills 3 supercritical coal facility to the grid. The plant is currently undergoing its final testing period and is expected to achieve full commercial operations by the end of the third quarter. TransAlta’s other growth initiatives including the 66 MW New Richmond wind farm in Quebec and the Sundance and Keephills’ uprates, all remain on track for 2012.

During the quarter, the decision was made to economically dispatch the Centralia Thermal facility to take advantage of the weak market conditions in the region. Contracted supply obligations were met through open market purchases while maintaining gross margins objectives. The outages also provided additional opportunities to efficiently perform maintenance work and these benefits far outweighed the impact on fleet availability. Adjusting for this decision fleet availability for the second quarter increased seven per cent to 89.2 per cent compared to 81.9 per cent for the same period in 2010. Unadjusted fleet availability was 76.9 per cent.

For the first six months, comparable earnings were $140 million ($0.63 per share) versus $93 million ($0.42 per share) for the same period of 2010. The increase was due primarily to an increase in Generation gross margins as a result of higher wind and hydro volumes, economic dispatching at Centralia Thermal, and fewer planned and unplanned outages at our Alberta coal PPA facilities, combined with an increase in Energy Trading gross margin.

Funds from operations for the first six months were $452 million compared to $396 million in the first two quarters of 2010. This increase was due primarily to higher cash earnings.  For the full year, TransAlta is on track to achieve its target of $800 - $900 million in funds from operations.

Net earnings attributable to common shareholders for the first six months were $216 million ($0.97 per share) compared to $123 million ($0.56 per share) in the first two quarters of 2010. The increase was primarily due to a net gain of $87 million ($0.39 per share) associated with de-designated power hedges that were deemed to no longer qualify for hedge accounting. Under accounting rules, future net earnings are expected to be lower when compared to prior periods as more contracts settle. These do not impact cash flow or comparable earnings.

Adjusting for the decision to economically dispatch Centralia Thermal in the second quarter, fleet availability for the first six months increased to 90.2 percent up from 86.7 per cent for the same period of 2010. Unadjusted fleet availability was 83.7 per cent. For the full year, we remain on target to meet our goal of 89 to 90 per cent when adjusted for Centralia Thermal.

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Second Quarter 2011 Highlights:

In millions, unless otherwise stated	3 months ended June 30, 2011	3 months ended June 30, 2010	6 months ended June 30, 2011	6 months ended June 30, 2010
Availability adjusted for Centralia (%)	89.2	81.9	90.2	86.7
Availability (%)	76.9	81.9	83.7	86.7
Production (GWh)	8,878	10,201	18,982	23,115
Revenue	515	547	1,333	1,243
Gross margin(1)	328	322	936	701
Operating income(1)	67	70	426	203
Net earnings attributable to common shareholders(2)	12	63	216	123
Comparable earnings(1)	65	33	140	93
Basic and diluted earnings per common share(2)	0.05	0.29	0.97	0.56
Comparable earnings per share(1)	0.29	0.15	0.63	0.42
Comparable earnings before interest, taxes, depreciation, and amortization (EBITDA)(1)	271	194	558	443
Funds from operations(1)	226	202	452	396
Funds from operations per share(1)	1.02	0.92	2.04	1.81
Cash flow from operations	144	126	291	297

(1) Gross margin, operating income, comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

(2) 2011 net earnings attributable to common shareholders and earnings per common share amounts include the impacts associated with certain de-designation and ineffective hedges. 2010 amounts include a one-time income tax recovery.

The complete second quarter report for 2011, including the MD&A and unaudited interim financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

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Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2216
Toll-free North American participants – 1-866-226-1792

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 3842637. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Bob Klager VP, Communications & Government Relations Phone: (403) 267-7543 Email: robert_klager@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 Email: investor_relations@transalta.com